No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


06016200

16 August 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 18 2006
WASH, D.C.
185
SECTION



MACQUARIE
BANK

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	280,806
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	83,803 @ $28.74 76,567 @ $30.51 37,765 @ $32.26 42,779 @ $32.75 12,462 @ $33.11 1,666 @ $34.27 10,264 @ $34.60 12,500 @ $36.54 3,000 @ $37.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	280,806 on 10/08/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	248,203,887 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,835,358 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 August 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Macquarie Bank Limited.

File Number: 82-34740

10 August 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 June 2006, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 418 options exercisable at $28.19 each and expiring on 24 July 2006 (MBL0023);
- 562,217 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 1,334 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 3,000 options exercisable at $34.82 each and expiring on 3 September 2006 (MBL0041);
- 1,500 options exercisable at $37.75 each and expiring on 29 October 2006 (MBL0061);
- 4,168 options exercisable at $36.84 each and expiring on 26 November 2006 (MBL0071);
- 3,168 options exercisable at $36.34 each and expiring on 14 March 2007 (MBL0080);
- 1,668 options exercisable at $36.85 each and expiring on 22 March 2007 (MBL0086);
- 1,668 options exercisable at $36.68 each and expiring on 26 March 2007 (MBL0088);
- 2,168 options exercisable at $35.99 each and expiring on 4 April 2007 (MBL0095);
- 1,668 options exercisable at $37.35 each and expiring on 9 April 2007

(MBL0098);

- 327,556 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 62,778 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 768 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,168 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140);
- 24,468 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,000 options exercisable at $22.22 each and expiring on 6 March 2008 (MBL0162);
- 1,666 options exercisable at $25.23 each and expiring on 7 March 2008 (MBL0163);
- 1,000 options exercisable at $25.23 each and expiring on 24 March 2008 (MBL0169);
- 1,666 options exercisable at $25.94 each and expiring on 23 April 2008 (MBL0173);
- 1,666 options exercisable at $24.71 each and expiring on 8 May 2008 (MBL0179);
- 900 options exercisable at $24.58 each and expiring on 22 May 2008 (MBL0182);
- 3,166 options exercisable at $24.93 each and expiring on 17 July 2008 (MBL0189);
- 1,666 options exercisable at $25.00 each and expiring on 28 July 2008 (MBL0191);
- 1,666 options exercisable at $26.05 each and expiring on 31 July 2008 (MBL0192);
- 353,393 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 55,506 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 4,132 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 2,000 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 1,000 options exercisable at $28.74 each and expiring on 16 December 2008 (MBL0242);
- 1,666 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0253);
- 1,666 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0254);
- 4,166 options exercisable at $36.71 each and expiring on 8 April 2009 (MBL0260);
- 1,666 options exercisable at $34.27 each and expiring on 22 June 2009 (MBL0265);
- 5,832 options exercisable at $33.58 each and expiring on 8 July 2009 (MBL0266);

- 116,823 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 228,341 options exercisable at $32.75 each and expiring on 9 September 2009 (MBL0268);
- 100,981 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 9,698 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 1,666 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 5,432 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 2,416 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 5,000 options exercisable at $33.11 each and expiring on 8 November 2009 (MBL0277);
- 6,666 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 900 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280); and
- 2,500 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0332).

Also, on 5 July 2006, 1,523,326 fully paid ordinary shares were issued at a price of $63.60 each via the Dividend Reinvestment Plan.

As at 31 July 2006 the number of issued fully paid ordinary shares was 247,081,525.

During the period 1 July 2006 to 31 July 2006 (inclusive), the following new options have been issued:

- 21,310 options exercisable at $68.03 each and expiring on 10 July 2011 (MBL0337); and
- 42,000 options exercisable at $62.75 each and expiring on 22 July 2011 (MBL0338).

During the period 1 July 2006 to 31 July 2006 (inclusive), the following options have lapsed unexercised:

- 2,060 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 167 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 4,168 options exercisable at $26.51 each and expiring on 1 August 2008 (MBL0193);
- 9,579 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);

- 1,801 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 3,334 options exercisable at $34.27 each and expiring on 22 June 2009 (MBL0265);
- 3,068 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 34,325 options exercisable at $32.75 each and expiring on 9 September 2009 (MBL0268);
- 763 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 5,000 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 1,000 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278);
- 5,000 options exercisable at $48.68 each and expiring on 24 January 2010 (MBL0286);
- 5,000 options exercisable at $45.89 each and expiring on 9 May 2010 (MBL0297);
- 32,690 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 4,000 options exercisable at $70.60 each and expiring on 22 November 2010 (MBL0320); and
- 4,000 options exercisable at $68.36 each and expiring on 22 December 2010 (MBL0322).

Also, in the notification to ASX on 10 May 2006 of the positions as at 30 April 2006 it was stated that the following options were issued:

- 7,500 options exercisable at $32.75 each and expiring on 1 July 2009 (MBL0332).

In fact, the following options were issued:

- 7,500 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0332).

Also, in the notification to ASX on 10 July 2006 of the positions as at 30 June 2006 it was stated that the following options lapsed unexercised:

- 6,013 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268).

In fact, the following options lapsed unexercised:

- 6,334 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268).

Therefore the number of options on issue as at 30 June 2006 was 30,960,284.

The number of options on issue at 31 July 2006 was 28,982,078 all exercisable

into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 July 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0029	222,560	$34.71	02/08/2006
MBL0033	5,000	$29.50	09/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	168,200	$34.71	31/08/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0052	11,668	$34.71	28/09/2006
MBL0053	1,668	$35.93	01/10/2006
MBL0057	1,668	$37.52	09/10/2006
MBL0061	11,000	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	1,668	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	15,002	$33.54	04/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0115	1,668	$33.19	19/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	2,403,542	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	312,872	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	6,668	$30.51	06/09/2007

Listing of Macquarie Bank Limited Options

As at 31 July 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0131	93,148	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	5,867	$30.51	20/11/2007
MBL0142	164,921	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	3,334	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	1,668	$20.50	13/02/2008
MBL0158	1,668	$22.76	19/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0169	7,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	3,334	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	13,017	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	5,168	$24.93	17/07/2008

Listing of Macquarie Bank Limited Options

As at 31 July 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0193	4,166	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	401	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	4,405,492	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	520,304	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	28,213	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008
MBL0215	8,334	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	22,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	3,334	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	8,334	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008

Listing of Macquarie Bank Limited Options

As at 31 July 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0242	1,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	8,334	$33.45	09/02/2009
MBL0254	15,002	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	40,000	$36.71	08/04/2009
MBL0261	25,834	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	54,695	$33.00	24/05/2009
MBL0264	17,500	$33.84	08/06/2009
MBL0265	27,500	$34.27	22/06/2009
MBL0266	46,668	$33.58	08/07/2009
MBL0267	1,559,960	$33.11	22/07/2009
MBL0268	2,815,932	$32.75	09/08/2009
MBL0269	2,259,890	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	718,388	$34.60	08/09/2009
MBL0272	211,334	$35.28	22/09/2009
MBL0273	189,318	$36.99	08/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	71,734	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	52,150	$41.72	22/11/2009
MBL0279	120,934	$32.75	22/11/2009
MBL0280	67,500	$44.88	08/12/2009
MBL0281	7,000	$34.60	08/12/2009
MBL0282	20,000	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009

Listing of Macquarie Bank Limited Options

As at 31 July 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0284	27,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	22,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	82,500	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,936,468	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	115,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	12,500	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	20,820	$63.34	10/10/2010
MBL0317	74,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	73,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	65,000	$70.47	23/01/2011

Listing of Macquarie Bank Limited Options

As at 31 July 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0325	119,000	$63.09	08/02/2011
MBL0326	5,000	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	95,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
	28,982,078		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	174,882
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $20.57 8,332 @ $24.28 1,666 @ $26.84 51,456 @ $28.74 43,605 @ $30.51 15,763 @ $32.26 19,829 @ $32.75 15,665 @ $33.11 8,465 @ $34.60 1,668 @ $36.85 1,666 @ $36.99 4,168 @ $37.05 933 @ $40.81
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	174,882 on 11/08/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	248,378,769 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,660,476 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 August 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	8 August 2006 re Macquarie Bank Limited (MBL) but 14 July 2006 re Macquarie Property Securities Fund (PSF), 7 December 2005 re Cash-settled put options exercisable against MBL, 29 November 2004 re Macquarie Balanced Growth Fund (BGF) units and 10 July 2002 re Macquarie Active Plus Equities Fund (MEF) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PSF, BGF and MEF units held by Bond Street Custodians Limited as custodian of Divco 6 Pty Limited, a company controlled by a trust of which Mark Johnson is a beneficiary.
Date of change	8 August 2006
No. of securities held prior to change	• 353,803 MBL shares; • 112,366.46 BGF units; • 245,054.22 MEF units; and • 109,619.62 PSF units.
Class	• Re MBL shares: fully paid ordinary shares. • Re PSF, BGF and MEF units: units in managed funds.
Number acquired	Nil.

+ See chapter 19 for defined terms.

Number disposed	• 60,000 MBL shares; • 112,366.46 BGF units; • 245,054.22 MEF units; and • 109,619.62 PSF units.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Re MBL shares: $61.49 per share; • Re BGF units: $131,108.04; • Re MEF units: $311,142.87; and • Re PSF units: $195,672.02.
No. of securities held after change	• Re MBL shares: 293,803; and • Re PSF, BGF and MEF units: Nil.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of units re BGF, MEF and PSF units. On-market trade re MBL shares.

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	Direct
Name of registered holder (if issued securities)	
Date of change	8 August 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	60,000 MBL fully paid ordinary shares.
Interest acquired	Nil
Interest disposed	Mr Johnson's interest in a Zero Cost Collar transaction with MBL, in respect of 60,000 fully paid ordinary MBL shares, expired on 8 August 2006.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Mr Johnson received $183,600 as a cash settlement payment.
Interest after change	Mark Johnson has a Zero Cost Collar transaction with Macquarie Bank Limited in respect of a total of 69,383 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below nominated levels, which are below the current share price, and disposing of the benefit of any share price movements above nominated levels, which are above the current share price, over the period to 7 December 2006.

Dated 11 August 2006

G:\CAG\COS\DLeong\BRD\ASX notices\JOHNSON\mrj11082006.doc

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

14 August 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 11 August 2006, was 0.21%.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	395,599
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,332 @ $21.23 6,666 @ $26.45 112,547 @ $28.74 1,666 @ $28.99 113,022 @ $30.51 1,668 @ $31.28 18,679 @ $32.26 18,199 @ $32.75 27,098 @ $33.11 6,722 @ $34.60 75,000 @ $34.71 1,666 @ $36.99 1,668 @ $37.52 6,666 @ $39.64 1,000 @ $40.81
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	395,599 on 14/08/06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	248,774,368 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,264,877 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,368
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,700 @ $28.74 1,668 @ $30.51 5,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8,368 on 15/08/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	248,782,736 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,256,509 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 August 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

AhhRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,166 @ $28.74 1,334 @ $30.51 1,500 @ $32.26 1,333 @ $32.75 20,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25,333 on 16/08/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	248,808,069 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,231,176 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 August 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.